EXHIBIT 99.3
EMPLOYEE OPTION AGREEMENT
FORM OF
STOCK OPTION GRANT NOTICE
Firethorn Holdings, LLC (the “Company”), pursuant to the Firethorn Holdings, LLC 2006 Share Incentive Plan (the “Plan”), hereby grants to                      (the “Optionee”) a nonqualified share option to purchase the aggregate number of Class B Common Shares of the Company (“Shares”), subject to all of the terms and conditions set forth below and in the attached Stock Option Agreement (the “Agreement”). The Option is a nonqualified stock option and is not intended to qualify for the federal income tax benefits available to an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Except as specifically provided in the Agreement, the term “Company” as used in this grant notice (“Grant Notice”) and in the Agreement shall include any successor and any parent corporation under Section 424(e) of the Code.
Optionee:
Option Type: Nonqualified
Shares Subject to Option:
Date of Grant: November 19, 2007. The Option grant is made contingent upon the occurrence of the “Effective Time” (as defined in that certain Agreement and Plan of Merger, dated as of November 13, 2007 (the “Merger Agreement”), by and among the Company, QUALCOMM Incorporated, a Delaware corporation (“Parent”), Zeppelin Acquisition Corporation, a Georgia corporation (“Merger Sub”) and the Holders’ Agent defined therein).
Expiration Date: November 18, 2017
Exercise Price Per Share: $133.093427 per share
Vesting Schedule
These option shares vest on each monthly anniversary date after the Date of Grant as to 1/60th of the total shares granted and pursuant to the attached Agreement.
To the extent applicable, the vested portion of this Option may be exercised only until the close of the Nasdaq Global Select Market on the Expiration Date or the termination date set forth under Section 6 of the Agreement or, if such date is not a trading day on the Nasdaq Global Select Market, the last trading day before such date. Any later attempt to exercise this Option will not be honored. For example, if Optionee ceases to perform services for the Company and the date thirty (30) days after the date of termination of service is Monday, July 4 (a holiday on which the Nasdaq Global Select Market is closed), Optionee must exercise the exercisable portion of this Option by 4.00 p.m. U.S. Eastern Daylight Time on Friday, July 1.
Additional Terms/Acknowledgments: Capitalized terms used but not defined in this Grant Notice and in the Agreement shall have the meanings given thereto in the Merger Agreement. The Optionee acknowledges receipt of this Grant Notice, the Agreement and a copy of the Plan, and represents that the Optionee has read, understands, accepts and agrees to the terms and conditions of this Grant Notice, the Agreement and the Plan. Optionee hereby accepts the Option subject to all of its terms and conditions and further acknowledges that as of the Date of Grant, this Grant Notice, the Stock Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of Shares of the Company and supersede all prior oral and written agreements pertaining to this particular option. The Optionee also understands that the Option will not be exercisable until the Company has received an exercise agreement or similar notice (“Notice”) in the form required by the Company from the Optionee.
Note: The Optionee is solely responsible for any election to exercise the Option, and the Company shall have no obligation whatsoever to provide notice to the Optionee of any matter, including, but not limited to, the date the Option terminates.
[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Grant Notice and the Agreement as of the Date of Grant set forth above.

Firethorn Holdings, LLC

By:

Name:
Title:

Optionee

By:

Name
Attachment: Stock Option Agreement

FORM OF
FIRETHORN HOLDINGS, LLC
2006 SHARE INCENTIVE PLAN
Employee Nonqualified Stock Option Agreement
     Pursuant to the Grant Notice (attached hereto) and this Stock Option Agreement (“Agreement”), Firethorn Holdings, LLC, a Georgia limited liability company (the “Company”), has granted you an Option to purchase the number of shares (“Shares”) of the Company’s Class B Common Shares (“Stock”) indicated in the Grant Notice at the exercise price indicated in the Grant Notice.
     The details of this Option are as follows:
     1. Exercise Period of Option. Notwithstanding any other provision of the Plan or this Agreement to the contrary, you may exercise this Option using one of the permitted means of exercise as provided in Section 4, but only according to the vesting schedule described in the attached Grant Notice, prior to the Expiration Date set forth in the Grant Notice. Notwithstanding any other provision of the Plan or this Agreement, the Company reserves the right, in its sole discretion, to suspend vesting of this Option in the event of a leave of absence or your part-time service.
     2. Restrictions on Exercise. This Option shall be assumed by Parent pursuant to Section 5. This Option may not be exercised, unless such exercise is in compliance with the Securities Act of 1933 and applicable state securities laws, as in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company’s Shares may be listed at the time of exercise. Pursuant to Section 2.6(e) of the Merger Agreement, Parent shall file with the Securities and Exchange Commission (“SEC”), within twenty (20) business days of the Closing Date, a registration statement on Form S-8 relating to the shares of Acquiror Common Stock (defined below) issuable with respect to this Option and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for a reasonable period of time to allow exercise and sale of the shares of Acquiror Common Stock underlying the Option.
     3. Termination of Service.
          (a) Option Exercisability. Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided in the Grant Notice, the Option shall be exercisable after your termination of employment or other service with the Company or any Participating Company only during the applicable time period determined in accordance with this Section 3 and thereafter shall terminate.
               (i) Disability. If your service with the Company or any Participating Company terminates because of your Disability (as defined below), the Option shall continue to vest for the period of such Disability under the terms and conditions of the Option Agreement and may be exercised by you at any time during the period of Disability, but in any event, no later than the date of expiration of the Option term as set forth in Section 6 (the “Option Expiration Date”).

               (ii) Death. If your service with the Company terminates because of your death or because of your Disability and such termination is subsequently followed by your death, the vesting of the Option shall be accelerated effective upon your death, and the Option may be exercised by your legal representative or other person who acquired the right to exercise the Option by reason of your death at any time prior to the expiration of twelve (12) months after the date of your death, but in any event no later than the Option Expiration Date.
               (iii) Normal Retirement Age. If your service with the Company terminates on or after you have attained age 60 and completed ten years of service, the Option, to the extent unexercised and vested on the date on which your service terminates, may be exercised by you at any time prior to the expiration of twelve (12) months after the date on which your service terminates, but, in any event, no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
               (iv) Termination After Layoff. If your service with the Company terminates as a result of “Layoff” (as defined below), then, subject to your execution of a general release of claims satisfactory to the Company, (A) the vesting of the Option shall be accelerated effective as of the date on which your service terminates by ten percent (10%) of the Shares which would otherwise be unvested on such date, and (B) the Option, to the extent unexercised and vested on the date on which your service terminated, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of six (6) months after the date on which your service terminated, but in any event no later than the Option Expiration Date. All other unvested Options shall be forfeited as of your termination date. Notwithstanding the foregoing, if the Company determines that the provisions or operation of this subsection (iv) would cause the Company to incur a compensation expense other than that which is known by the Company as of the date of grant, then this subsection (iv) shall be without force or effect, and the vesting and exercisability of each outstanding Option and any Shares acquired upon the exercise thereof shall be determined under any other applicable provision of the Grant Notice or this Agreement.
               (v) Termination Upon Transfer to Non-Control Affiliate. If at the request of the Company, you transfer service to a Non-control Affiliate of the Company and your service terminates as a result, then, subject to your execution of a general release of claims form reasonably satisfactory to the Company, the Option, to the extent unexercised and vested on the date on which your service terminates, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which your service terminated, but, in any event, no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
               (vi) Termination After Change in Control. If your service with the Company terminates as a result of Termination After Change in Control (as defined below), then the vesting of the entire Option shall be accelerated in full effective as of the date on which your service terminates, and the Option, to the extent unexercised, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of six (6) months after the date on which your service terminates, but in any event no later than the Option Expiration Date.

               (vii) Other Termination of Service. Except as otherwise provided in Section 3(a)(i) through (vi), if your service with the Company terminates for any reason, then to the extent unexercised and vested on the date on which your service terminates, the Option may be exercised by you at any time prior to the expiration of thirty (30) days after the date on which your service terminates, but in any event no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
          (b) Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination for Cause, if the exercise of the Option within the applicable time periods set forth in Section 3(a) is prevented by applicable law, the Option shall remain exercisable until three (3) months after the date you are notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.
          (c) Extension if Subject to Section 16(b). Notwithstanding the foregoing, other than termination for Cause, if a sale within the applicable time periods set forth in Section 3(a) of Shares acquired upon the exercise of the Option would subject you to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such Shares by you would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after your termination of service, or (iii) the Option Expiration Date.
          (d) Certain Definitions.
                    (i) “Cause” shall mean any of the following: (1) your theft, dishonesty, or falsification of documents or records; (2) your improper use or disclosure of confidential or proprietary information of the Company and its affiliates; (3) any action by you which has a detrimental effect on the Company’s reputation or business; (4) your failure or inability to perform any reasonably assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability; (5) any material breach by you of any employment or service agreement between you and the Company, which breach is not cured pursuant to the terms of such agreement; (6) your conviction (including any plea of guilty or nolo contendere) of any criminal act which impairs your ability to perform your duties with the Company; or (7) violation of a material Company policy.
                    (ii) “Disability” shall mean you have been determined by the Company’s long-term disability insurer as eligible for disability benefits under the long-term disability plan of the Company or you have been determined eligible for Supplemental Security Income benefits by the Social Security Administration of the United States of America.
                    (iii) “Good Reason” shall mean any one or more of the following:
                         a) without your express written consent, the assignment to you of any duties, or any limitation of your responsibilities, substantially inconsistent with your positions, duties, responsibilities and status with the Company immediately prior to the date of the Change in Control;
                         b) without your express written consent, the relocation of the principal place of your employment or service to a location that is more than fifty (50) miles from your principal place of employment or service immediately prior to the date of the Change in Control, or the imposition of travel requirements substantially more demanding of you than such travel requirements existing immediately prior to the date of the Change in Control;
                         c) any failure by the Company to pay, or any material reduction by the Company of, (A) your base salary in effect immediately prior to the date of the Change in Control (unless reductions comparable in amount and duration are concurrently made for all other employees of the Company with responsibilities, organizational level and title comparable to yours), or (B) your bonus compensation, if any, in effect immediately prior to the date of the Change in Control (subject to applicable performance requirements with respect to the actual amount of bonus compensation earned by you);
                         d) any failure by the Company to (A) continue to provide you with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee or service provider group which customarily includes a person holding the employment or service provider position or a comparable position with the Company then held by you, in any benefit or compensation plans and programs, including, but not limited to, the Company’s life, disability, health, dental, medical, savings, profit sharing, stock purchase and retirement plans, if any, in which you were participating immediately prior to the date of the Change in Control, or their equivalent, or (B) provide you with all other fringe benefits (or their equivalent) from time to time in effect for the benefit of any employee group which customarily includes a person holding the employment or service provider position or a comparable position with the Company then held by you;
                         e) any breach by the Company of any material agreement between you and the Company concerning your employment; or
                         f) any failure by the Company to obtain the assumption of any material agreement between you and the Company concerning your employment by a successor or assign of the Company.
                    (iv) “Layoff” shall mean the involuntary termination of your service with the Company for reasons other than Cause, constructive termination, death, Disability, divestiture, termination upon transfer to a Non-Control Affiliate, or Termination After Change in Control.
                    (v) “Non-Control Affiliate” means any entity in which the Company has an ownership interest and which the Board or Committee shall designate as a Non-Control Affiliate.
                    (vii) “Termination After Change in Control” shall mean either of the following events occurring within twenty-four (24) months after a Change in Control:
                         a) termination by the Company of your service with the Company for any reason other than for Cause; or
                         b) your resignation for Good Reason from all capacities in which you are then rendering service to the Company within a reasonable period of time following the event constituting Good Reason.

          Notwithstanding any provision herein to the contrary, Termination After Change in Control shall not include any termination of your service with the Company which (1) is for Cause; (2) is a result of your death or Disability; (3) is a result of your voluntary termination of service other than for Good Reason; or (4) occurs prior to the effectiveness of a Change in Control.
     4. Manner of Exercise.
               (a) Exercise Agreement. You may exercise this Option by delivering the applicable exercise agreement or notice (the “Notice”), in such form as may be approved or adopted by the Company, in its sole discretion, which shall set forth your election to exercise this Option with respect to some or all of the Shares subject to this Option, the number of Shares subject to this Option being purchased, and any restrictions imposed on the Shares subject to this Option, as applicable.
               (b) Exercise Price. The Notice shall be accompanied by full payment of the aggregate exercise price for the Shares being purchased. Payment for the Shares may be made in U.S. dollars in cash (by check), by delivery to the Company of a number of Shares equal to the amount to be tendered, or a combination thereof, or by any other method permitted by the Company.
               (c) Withholding Taxes. Prior to the issuance of Shares upon exercise of this Option, you must pay, or make adequate provision for, any applicable federal or state withholding obligations. You may, to the extent allowed by the Company, provide for payment of withholding taxes upon exercise of the Option by requesting that the Company retain Shares with a fair market value equal to the minimum amount of taxes required to be withheld. In such case, the Company shall issue to you the net number of Shares by deducting the Shares retained from the Shares exercised.
               (d) Issuance of Shares. Provided that the Notice and payment are in a form and substance acceptable to the Company, the Company shall cause the Shares to be issued in your name or the name of your legal representative. You shall not be considered a shareholder until such time as the Shares have been issued as noted on the books of the Company.
     5. Assumption of Option. At the Effective Time, (i) Parent will assume this Option and this Option shall thereby be converted into an option to purchase the number of shares of common stock of Parent (“Parent Common Stock”) in accordance with Section 2.6(e) of the Merger Agreement which Section 2.6(e) is incorporated herein by this reference.
     6. Termination of the Option. The term of this Option commences on the Date of Grant (as specified in the Grant Notice) and expires and shall no longer be exercisable upon the earliest of:
               (a) the Expiration Date indicated in the Grant Notice;
               (b) the tenth (10th) anniversary of the Date of Grant;
               (c) the last day for exercising the Option following termination of your service as described in Section 3; or

               (d) a Change of Control, to the extent provided in Section 7.
     7. Change in Control. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiring Corporation”), may, without your consent, either assume the Company’s rights and obligations under this Option or substitute for this Option a substantially equivalent option for the Acquiring Corporation’s stock. In the event the Acquiring Corporation elects not to assume or substitute this Option in connection with a Change in Control, the exercisability and vesting of this Option and any Shares acquired upon the exercise thereof held by you, so long as your service has not terminated prior to such date, shall be accelerated, effective as of the date ten (10) days prior to the date of the Change in Control. The exercise or vesting of any Option and any Shares acquired upon the exercise thereof that was permissible solely by reason of this Section shall be conditioned upon the consummation of the Change in Control. If this Option is neither assumed or substituted by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control, it shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, Shares acquired upon exercise of this Option prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such Shares shall continue to be subject to all applicable provisions of this Option Agreement, except as otherwise provided in this Option Agreement. Furthermore, notwithstanding the foregoing, if an entity the equity of which is subject to this Option immediately prior to an Ownership Change Event constituting a Change in Control is the surviving or continuing entity immediately after such Ownership Change Event and less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of Section 1504(a) of the Code without regard to the provisions of Section 1504(b) of the Code, this Option shall not terminate unless the Board or Committee otherwise provides in its discretion.
     8. Nontransferability of Options. This Option may not be transferred in any manner, other than by will or the laws of descent and distribution, except to the extent expressly allowed by the Plan, and may be exercised during your lifetime only by you. The terms of this Option shall be binding upon your executors, administrators, successors and assigns. At no time will a transferee who is considered an affiliate under Rule 144(a)(1) be able to sell any or all such Shares without complying with Rule 144. The right of a transferee to exercise the transferred portion of this Option shall terminate in accordance with your right of exercise under this Option and is further subject to such representations, warranties and indemnifications from the transferee that the Company requires the transferee to make to protect the Company’s interests and ensure that this Option has been transferred under the circumstances approved by the Company. Once a portion of an Option is transferred, no further transfer may be made of that portion of the Option.
     9. Option Not a Service Contract. This Option is not an employment or service contract and nothing in this Agreement , the Grant Notice or the Plan shall be deemed to create in any way whatsoever any obligation on your part to continue in the service of the Company, or of the Company to continue your service with the Company. In addition, nothing in your Option shall obligate the Company, its shareholders, board, officers or employees to continue your service with the Company.

     10. Notices. Any notices provided for in this Stock Option Agreement, the Grant Notice or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.
     11. Special Provisions for the Option. No restrictions on the shares that may be purchased through exercise of this option shall be placed on such shares other than any such restrictions set forth in the exercise notice, and no changes shall be made to the exercise notice following the grant of this option, except as may be required pursuant to applicable law or regulation. Without your prior written consent, no re-pricing of this Option shall occur pursuant to Section 7.2(h) of the Plan. No action shall be taken by the board pursuant to section 11.1 of the Plan which would cause this Option to be considered a “Non-Qualified” Deferred Compensation Plan” under Treas. Reg. §1.409A-1(A)(1) or to cease to be considered a short-term deferral of compensation within the meaning of Treas. Reg. §1.409A-1(b)(4). The terms and provisions of this Agreement shall govern and control the Option, and shall be deemed to supersede, override and replace any conflicting provisions of the Plan. Neither Company, nor Parent, nor their successors or assigns shall amend the Plan or this Option, attempt to exercise any discretion granted under the Plan or to impose any additional restrictions or conditions with respect to this Option, or otherwise take any action that would conflict with the terms of this Option or otherwise have the effect of modifying any provision of this Agreement or the Option without the prior written consent of Optionee.
     12. Amendment. Subject to the provisions of Section 11 above, the Board may amend your Option at any time, provided no such amendment may adversely affect the Option or any unexercised portion of your Option without your consent, unless such amendment is necessary to comply with any applicable law or government regulation. No amendment or addition to this Agreement shall be effective unless in writing or, in such electronic form as may be designated by the Company.
     13. Tax Consequences. YOU UNDERSTAND THAT THE GRANT AND EXERCISE OF THIS OPTION, AND THE SALE OF SHARES OBTAINED THROUGH THE EXERCISE OF THIS OPTION, MAY HAVE TAX IMPLICATIONS THAT COULD RESULT IN ADVERSE TAX CONSEQUENCES. YOU REPRESENT THAT YOU HAVE CONSULTED WITH, OR WILL CONSULT WITH, YOUR TAX ADVISOR; YOU FURTHER ACKNOWLEDGE THAT YOU ARE NOT RELYING ON THE COMPANY FOR ANY TAX, FINANCIAL OR LEGAL ADVICE; AND YOU SPECIFICALLY UNDERSTAND THAT NO REPRESENTATIONS OR ASSURANCES ARE MADE AS TO ANY PARTICULAR TAX TREATMENT WITH RESPECT TO THIS OPTION.
     14. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted to the Board or the Committee administering the Plan, which shall review such dispute in accordance with the Plan and this Agreement. The resolution of such a dispute by the Board or Committee shall be final and binding on the parties.
     15. Entire Agreement and Other Matters. The Plan (as amended or superseded herein) is incorporated herein by reference. This Agreement, the Grant Notice and the Plan constitute the entire agreement of the parties hereto, and supersede all prior understandings and agreements with respect to the subject matter hereof. This Agreement and the Option are void ab initio unless you have executed the Grant Notice and agreed to all terms and provisions hereof.
     16. Description of Electronic Delivery. The Plan documents, which may include but do not necessarily include: the Plan, the Grant Notice, this Agreement, and any reports of the Company provided generally to the Company’s shareholders, may be delivered to you electronically. In addition, if permitted by the Company, you may deliver electronically the Grant Notice to the Company or to such third party involved in administering the Plan as the Company may designate from time to time. Such means of electronic delivery may include but do not necessarily include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via electronic mail (“e-mail”) or such other means of electronic delivery specified by the Company.